April 20, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Minnesota Life Insurance Company
	Minnesota Life Individual Variable Universal Life Account
	File:  333-183590

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the "Company") and Minnesota Life Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statement referenced above (the "Registration Statement"). The letter responds to verbal comments received by the Company from the staff of the Securities and Exchange Commission ("SEC") on April 9, 2015 and provides supplemental information regarding changes the Company is making to the Variable Universal Life Insurance Policy (the "Policy") described in the prospectus to the Registration Statement. Those changes will be disclosed in a prospectus included in post-effective amendment No. 7 to the Registration Statement.

Below are responses to the SEC staff's comments. For the SEC staff's convenience, each of the SEC staff's comments is set forth below, and then the response follows.

* * * * * * * * *

1. Fee Table (p.6)

The fee tables contain significant explanatory text and footnotes which obscure the cost data. Please condense or remove lengthy narrative from the fee table so that investors are better able to ascertain the pertinent cost data.

Response:

In response to the SEC Staff comment, the Fee Tables have been revised, where appropriate, to move the language from the Guaranteed and Current Charge columns to the column discussing the frequency of the charge.

2. Fund Operating Expenses. (p. 15) Please remove or clarify the bracketed information "[and/or service]" - in the parenthetical description of operating expenses of the funds.

Response:

In response to the SEC Staff comment, the bracketed information has been modified and the disclosure reads as follows:

Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets include management fees, distribution or service [12b-1 fees] fees, and other expenses).

3.  Pro rata basis (e.g., p. 15)

Please provide a plain English description of the term pro rata when it is first used.

Response:

The Company has reviewed the use of the term pro rata in the prospectus and determined that it is used in different context throughout. Therefore, in order to address the SEC Staff comment we have decided to add an explanatory plain English description each time it is used. Each page reference where it appears is set forth below as well as the new text added to the prospectus.

The company is unable to define pro rata as used in the section entitled "Total Annual Operating Expenses of the Funds," because it is different for each fund, therefore, the following is added at the end of the last sentence number 1 of Page 15:

....including the allocation of indirect expenses.

In the section entitled "Fixed Indexed Account Transfers," the following sentence is added after the first sentence of the second example found on Page 41:

Pro-rata basis means Accumulation Value will be transferred proportionally from each Sub-Account in relation to the total
Accumulation Value of all Sub-Accounts in the Variable Account.

In the section entitled, "Fixed Interest Rate Policy Loan," the following sentence will be added to the end of the first paragraph found on Page 50:

Pro-rata basis means the loan amount will be transferred proportionally from the Accumulation Value in each Segment in the Fixed Indexed Accounts in relation to the total Accumulation Value of all Segments in the Fixed Indexed Accounts.

In the section entitled, "Fixed Interest Rate Policy Loan," the following sentence will be added at the end of number 2 found on Page 50:

Pro-rata basis means the loan amount will be transferred proportionally from the Accumulation Value of each Sub-Account in the Variable Account in relation to the total Accumulation Value of all Sub-Accounts in the Variable Account.

In the section entitled, "Fixed Interest Rate Policy Loan," the following sentence will be added at the end of number 4 found on Page 50:

Pro-rata basis means the loan amount will be transferred proportionally from the Accumulation Value of each Segment of the Fixed Indexed Accounts in relation to the total Accumulation Values of all Segments of the Fixed Indexed Accounts.

In the section entitled, "Fixed Interest Rate Policy Loan Interest," the following sentence will be added to the end of the last paragraph of the section found on page 51:

Pro-rata basis means interest will be credited proportionally to the Accumulation Value in each Account in relation to the total
Accumulation Value of all Accounts listed.

In the section entitled, "Policy Loan Repayment," the following sentence will be added after the second sentence of the second paragraph found on page 52:

Pro-rata basis means the repayment amount will be transferred from the Accumulation Value in each Account in relation to the total
Accumulation Value of all Accounts listed.

In the section entitled, "Partial Surrender," the following sentence will be added at the end of number 2 found on page 54:

Pro-rata basis means Accumulation Value will be transferred proportionally from each Sub-Account in the Variable Account in relation to the total Accumulation Value of all Sub-Accounts in the Variable Account.

In the section entitled, "Partial Surrender," the following sentence will be added at the end of number 4 found on page 54:

Pro-rata basis means Accumulation Value will be transferred proportionally from each Segment of the Fixed Indexed Accounts in relation to the total Accumulation Value of all Segments of the Fixed Indexed Accounts.

In the section entitled, "Deduction of Accumulation Value Charges," the following sentence will be added at the end of number 2 found on page 59:

Pro-rata basis means charges will be deducted proportionally from the Accumulation Value of each Sub-Account in the Variable Account in relation to the total Accumulation Value of all Sub-Accounts in the Variable Account.

In the section entitled, "Deduction of Accumulation Value Charges," the following sentence will be added at the end of number 4 found on page 59:

Pro-rata basis means charges will be deducted proportionally from the Accumulation Value of each Segment in the Fixed Indexed Accounts in relation to the total Accumulation Value of all Segments in the Fixed Indexed Accounts.

4. Business Continuation Agreement Disclosure (p.71)

The last two sentences of the third paragraph of the Business
Continuation Agreement (BCA) disclosure appear to contradict the purpose of the rider. Please clarify the language in those sentences.

Response:

In response to the SEC Staff comment, the Company has made the revised the last two sentences of the third paragraph in the section describing the BCA rider to read as follows:

At the time the BCA is purchased, the policy owner will specify the amount of additional coverage layer that will be available upon the death of the designated life. In addition, at the time the BCA is issued, both the insured and each designated life will be required to provide us evidence of insurability satisfactory to us.

5.  Business Continuation Agreement (p. 72)

The monthly charge termination provision should be clarified to state exactly when the charge terminates.

Response:

In response to the SEC Staff comment, the last sentence of the fourth paragraph on page 72 is revised to read as follows:

The monthly charge for any designated life under the BCA will terminate as of the next monthly anniversary after the death of the designated life.

6.   Business Continuation Agreement (p. 72)

Consider moving the last paragraph describing the reasons for purchasing the rider to the beginning of the section.

Response:

In response to the SEC Staff comment, the paragraph describing the reasons for purchasing the rider has been moved to the second paragraph of the section.

7. Guaranteed Insurability Option for Business Agreement Chart (p. 73)

Please provide additional language clarifying the option exercise dating shown in the tables.

Response:

In response to the SEC Staff comment, the Company has added the following illustrative example clarifying the option exercise dating shown in the table:

Example: The Option Dates available for an Insured Age 35 are 37, 40, 43, 46, and 49.

8.  Guaranteed Insurability Option for Business Agreement (p. 74)

Consider moving the last paragraph describing the reasons for purchasing the rider to the beginning of the section.

Response:

In response to the SEC Staff comment, the paragraph describing the reasons for purchasing the rider has been moved to the second paragraph of the section.

9. Premium Deposit Account (p. 74)

The Premium Deposit Account (PDA) Agreement allows for up to three payments. Is the initial premium payment counted as one payment for purposes of calculating the number of payments into the PDA? Please clarify whether the initial premium payment is part of one PDA or whether it is counted as a separate deposit for determining the maximum number of PDA deposits.

Response:

The Company does not intend for the initial premium payment to count towards the maximum of three deposits into the PDA agreement. In response to the SEC Staff comment, the following sentences are added after the first sentence of the first paragraph describing the PDA:

For each PDA payment you give us, we may require you to pay an initial premium on the date you send us the PDA payment. The initial premium is not part of the PDA account and does not count towards the maximum of three payments into the PDA.

10. Premium Deposit Account (p. 75)

Please clarify the statements regarding payment of interest upon withdrawal from the PDA and why interest is paid based upon Initial Deposit date or last premium paid date.

Response:

In response to the SEC Staff comment, the last sentence of the second full paragraph on page 75 of the prospectus is revised and a new sentence is added to the paragraph. The revised language will read as follows:

Interest will be credited from the date of your payment to the Premium Deposit Account or if later, the date the premium payment for the immediately preceding Policy anniversary was made from the Premium Deposit Account. We only pay interest from the immediately preceding Policy anniversary date because the Policy owner received an interest payment on the Premium Deposit Account money on that date.

11.  Premium Deposit Account (p. 75)

Consider moving the last paragraph describing the reasons for purchasing the rider to the beginning of the section.

Response:

In response to the SEC Staff comment, the paragraph describing the reasons for purchasing the rider has been moved to the second paragraph of the section.

Statement of Additional Information

12. Services

Please add disclosure concerning the basis of compensation for services for the registrant's last three fiscal years. See Item
17(b)(2)(c) of Form N-6.

Response:

In response to the SEC Staff comment, the following sentence is added to the "Services" paragraph describing services provided by State
Street Bank and Trust Company:

State Street provides Minnesota Life with monthly invoices detailing each service provided and agreed upon transaction charges for each specific service.

13. Additional Information about Charges

Please provide the disclosure required by Item 21(d) of Form N-6 or explain why responsive disclosure is not warranted.

Response:

In response to the SEC Staff comment, the following disclosure is added immediately following the "Underwriters" section on page 4 of the Statement of Additional Information:


Face Amount Increases

When a Policy Face Amount increase is effective, we will assess the Policy Issue Charge, the Cost of Insurance on the Face Increase amount as well as any applicable Agreement charges that are based upon the increased net amount at risk.

In addition, for any Policy Face Amount increase, we will allocate Accumulation Value to the base Policy face amount and the increased face amount in the following manner:

Step 1. We allocate Accumulation Value to the base Policy face amount first. We will allocate Accumulation Value to the base Policy face amount to the extent it does not exceed the application IRC Section 7702 corridor factor. If the guideline premium test applies, then the corridor factor is the published value in IRC Section 7702(d)(2). If the cash value accumulation test applies, then the corridor factor is 1 divided by the net single premium (1/NSP).

Once we have allocated Accumulation Value to the base Policy face amount, we will use the same factors to allocate to the additional coverage layers, beginning with the first coverage layer issued. We will use the same methodology, allocating up to the IRC Section 7702 limits, for each coverage layer. If we allocate Accumulation Value to all of the coverage layers and Accumulation has not been completely allocated, we will proceed to Step 2.

Step 2. In this step, the allocation of any remaining Accumulation Value depends on the death benefit option chosen by the Policy Owner.

*  If the death benefit option is Level, we apply any remaining
Accumulation Value to the last (most recently added) coverage layer. Note that this layer would be the 'worst' underwriting class. Thus by allocating all the excess to this layer, the Policy Owner would have the lowest Cost of Insurance charge.

* If the death benefit option is the Increasing Option, we cycle through the coverage layers again, in order, and fill up each of the coverage layers to the point where we would otherwise need to increase the death benefit to satisfy the minimum IRC Section 7702 requirements. If, after cycling through all coverage layers, there is still Accumulation Value remaining, we allocate the remaining amount to the last coverage layer.

* * * * * * * * *

The Company believes that the changes noted above satisfy all of the SEC staff's comments. When the Company receives notice from the SEC Staff that it should proceed with the filing of its pre-effective amendment, all of the above proposed changes will be incorporated into post-effective amendment No. 7 to the Registration Statement. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel


cc: 	Thomas E. Bisset, Esq.